May 10, 2016
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re: Hi-Crush Partners LP
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 23, 2016
File No. 001-35630
Dear Mr. Decker:
This letter is in response to your letter dated April 27, 2016 setting forth comments (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Hi-Crush Partners LP’s (the “Registrant”) Form 10-K for the year ended December 31, 2015 filed on February 23, 2016 (the “Form 10-K”).
The following numbered paragraphs repeat the comments from the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.
Form 10-K for Fiscal Year Ended December 31, 2015
Item 2. Properties, page 40

1.	Please disclose the annual production and sales tonnages for your Wyeville and Augusta facilities pursuant to paragraph 3 of the Instructions to Item 102 of Regulation S-K.

Response: The Registrant respectfully notes the following production (and sales) volumes:

•	The Wyeville facility produced and delivered 2,129,888 tons of frac sand during the year ended December 31, 2015.

•	The Augusta facility produced and delivered 1,376,305 tons of frac sand during the year ended December 31, 2015.

In future 10-K filings, the Registrant will include such disclosures within its description of property in Item 2. Properties.

2.	In an appropriate location of your filing please disclose your third party purchase and sales tonnages.

Response: The Registrant notes the Staff’s comment requesting disclosure of the third party purchase and sales tonnages.

Regarding purchase tonnages, the Registrant respectfully directs your attention to Page 4 of the Registrant’s Form 10-K, which includes the following disclosure for tonnages purchased from the sponsor’s Whitehall facility:

“During 2015, the Partnership purchased 1,502,767 tons from our sponsor's Whitehall facility.”

In Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Related Party Transactions, the Registrant discloses the total purchases in dollars from our sponsor and other third parties in 2015.

The Registrant no longer purchases sand from third parties other than our sponsor. In future 10-K filings, the Registrant will include such disclosures within Item 1. Business - Our Industry - Suppliers as follows:

“During 2016, 2015, and 2014, the Partnership purchased [x], [x], and [x] tons, respectively, from our sponsor's Blair and Whitehall facilities and other third parties.”

Regarding sales tonnages, the Registrant respectfully directs your attention to Item 6. Selected Financial Data of the Registrant’s Form 10-K, which includes “Total tons sold” for 2015 of 5,003,702 tons. All such sales are made to third parties.

Item 6. Selected Financial Data
Non-GAAP Financial Measures
Distributable Cash Flow, page 48

3.
You state that you use distributable cash flow to evaluate whether you are generating sufficient cash flow to support distributions to your unitholders. You also state that it is used to measure the ability of your assets to generate cash sufficient to support your indebtedness. Thus, it appears distributable cash flow is a non-GAAP liquidity measure. Please revise future filings to reconcile from net cash provided by operating activities, the nearest GAAP liquidity measure, to distributable cash flow. Please also disclose cash flows from operating, investing and financing activities, when a non-GAAP liquidity measure is presented. In addition, please tell us whether any adjustment adding back amounts to net cash provided by operating activities excludes charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner and, if so, their nature, the related amounts and your basis under Item 10(e)(1)(ii)(A) of Regulation S-K for adding back the adjustment. For example, it appears changes in working capital balances are excluded from distributable cash flow. In addition, please provide us your revised disclosure. See also Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Registrant respectfully notes the Staff’s comment regarding the Registrant’s non-GAAP measure of distributable cash flow. Master limited partnerships, including us, are generally viewed by investors as yield-orientated equity securities as we typically pay out the majority of our operating cash flow, less capital expenditures necessary to maintain our assets, to our investors on a quarterly basis with a primary objective to grow cash distributions over time. Therefore, the primary measure of performance used by us, our investors, and analysts covering the MLP industry is our cash generation performance from period to period and in comparison to the amount of distributions we make. Traditionally, cash generation performance has been measured in our industry by distributable cash flow. Due to the integral relationship between cash flow performance and liquidity, we understand that distributable cash flow could be viewed as both a performance measure and a liquidity measure. However, distributable cash flow does differ, potentially significantly, from the calculation of cash provided by operating activities as distributable cash flow adjusts for maintenance capital expenditures not included in our GAAP statement of cash flows, and excludes fluctuations in working capital. Furthermore, we do not use distributable cash flow to measure our liquidity as we use other metrics to assess our liquidity (e.g. cash on hand, available capacity under our revolver, among others).

Please note that in the Registrant’s most recent Form 10-Q, the Registrant refined its definition and discussion of distributable cash flow to clarify its use as a financial performance metric:

“We define distributable cash flow as Adjusted EBITDA less cash paid for interest expense, income attributable to non-controlling interests and maintenance and replacement capital expenditures, including accrual for reserve replacement, plus accretion of asset retirement obligations and non-cash unit-based compensation. We use distributable cash flow as a performance metric to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow will not reflect changes in working capital balances.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 63
Goodwill and Intangible Assets, page 64

4.    You disclose the following developments in 2015:

•	a decline in oil and natural gas prices resulted in a reduction in drilling activity and a decline in spot prices for Northern White frac sand;

•	you provided price concessions, discounts and waivers for contract customers;

•	you elected to temporarily idle your Augusta production facility, five destination transload facilities and three rail origin transload facilities;

•	you announced a reduction in force to your employees in connection with your plan to temporarily idle the Augusta production facility; and

•	you received a contract settlement payment for past and future obligations under a customer contract.

We also note that you performed your annual impairment assessment of your D&I goodwill during the third quarter of 2015. However, it is not clear whether you performed an impairment assessment subsequent thereto. Please tell us how you considered these developments, or other relevant developments, subsequent to your third-quarter goodwill impairment assessment in determining whether an additional goodwill impairment test was warranted at year end.
Response: The Registrant respectfully notes the Staff’s question as to whether the Registrant performed an impairment assessment subsequent to the annual impairment assessment performed in third quarter of 2015 (i.e., during the fourth quarter of 2015). Page 55 of the Registrant’s Form 10-K includes the following disclosure regarding our consideration of goodwill impairment during the fourth quarter of 2015 (emphasis added):

“Uncertain market conditions for frac sand resulting from current oil and natural gas prices continue. Should energy industry conditions further deteriorate, there is a possibility that the $33,745 of goodwill resulting from the acquisition of D&I in 2013 may be impaired in a future period.  Any resulting non-cash impairment charges to earnings may be material. Specific uncertainties affecting our estimated fair value include the impact of competition, the prices of frac sand, future overall activity levels and demand for frac sand, the activity levels of our significant customers, and other factors affecting the rate of our future growth. These factors were reviewed and assessed during the fourth quarter of 2015 and will continue to be assessed going forward. Additional adverse developments with regard to these factors could have a further negative impact on our fair value.”
The Registrant completed its annual assessment during the third quarter of 2015, and no additional triggering events were identified during the fourth quarter of 2015. In future filings, the Registrant will clarify its disclosure over its consideration of events or circumstances which arise between its annual assessments. For example, the aforementioned underlined sentence would be clarified as follows: “These factors, along with the amount by which the fair value of D&I exceeded its carrying value at the time of the previous impairment review, were considered during the fourth quarter of 2015 and will continue to be considered going forward.”

The Registrant also notes the Staff’s request as to how we considered the developments listed herein by the Staff, or other relevant developments, subsequent to our third-quarter goodwill impairment assessment in determining whether an additional goodwill impairment test was warranted at year end. As described in our disclosure excerpted above, during the fourth quarter of 2015, we considered whether there were any events or circumstances which arose during the quarter which would indicate that the fair value of the D&I reporting unit was more likely than not less than its carrying value. As part of this consideration, we determined whether events or circumstances, including but not limited to the impact of the aforementioned developments identified by the Staff, arose during the quarter, and if they did, their potential impact or significance to the value of the D&I reporting unit. Key observations and analysis are highlighted below:
Declines in oil and natural gas prices and drilling activity and its impact on spot prices for Northern White frac sand and resulting price concessions, discounts and waivers provided to contract customers - For the D&I reporting unit, volumes sold during the fourth quarter of 2015 were relatively consistent with the volumes sold in the third quarter of 2015 and those included in our forecast used in the annual impairment assessment performed in the third quarter of 2015. In addition, pricing stabilized when comparing the fourth quarter 2015 average price per ton to the latter half of the third quarter pricing. In addition, although the oil rig count decreased approximately 13% during the fourth quarter, this decline was generally anticipated throughout the industry as the normal seasonal decline in drilling and well completion activity. As a result, the Registrant concluded that the fourth quarter 2015 business climate for the D&I reporting unit did not significantly (or adversely) change when compared to the third quarter of 2015. This viewpoint was corroborated by volumes and pricing for January 2016, as the D&I reporting unit experienced its second highest volume month of all time, with average pricing only 2% below the levels experienced in September 2015, resulting in profitability consistent with our forecasts used in the annual impairment assessment performed in the third quarter of 2015.
Idling of the Augusta production facility and transload facilities - The Registrant notes that the decision to idle the Augusta facility, and the resulting reduction in force, did not have an impact on the D&I reporting unit, as the Augusta facility assets are maintained in a separate reporting unit, apart from the D&I reporting unit. In addition, idling the Augusta facility did not impact the D&I reporting unit’s ability to source sand. The Registrant further notes that the decision to idle certain transload facilities in the third quarter of 2015 was considered in the annual impairment assessment conducted in the third quarter of 2015. In addition, the idling of these transload facilities did not have a significant impact on the fourth quarter 2015 results, as these facilities constituted approximately 2% of the D&I reporting unit’s volumes during 2015.

Contract settlement for past and future obligations - The Registrant notes that the D&I reporting unit is not a party to the customer contract. As a result, the decision to enter into such settlement did not have an impact on the D&I reporting unit.

Other Factors -The Registrant’s 2016 budget was completed and approved at the end of January 2016 and took into account several events and conditions as they existed throughout 2015, including but not limited to the following:

•	The impact of price concessions, discounts and waivers provided in the first half of 2015, and our expectations for continued price concessions and discounts at similar levels in 2016.

•
The impact of declines in oil and natural gas prices experienced throughout 2015, and our expectation that the oil and natural gas rig counts and related well completion activity would not decline substantially further in 2016.

•	Trends toward in-basin sales through the D&I reporting unit. During 2015, 51% of the Registrant’s volumes were sold in-basin, versus 33% in 2014.

•	Decreases in spot prices for Northern White frac sand experienced in the latter half of 2015, and our expectation that spot prices would remain at those decreased levels in 2016.

•	The idling of five destination transload facilities and three rail origin transload facilities during the third quarter of 2015.

The above mentioned factors, among others, formed the basis of our expectations for financial performance in 2016, which projected that the D&I reporting unit would achieve profits in-line with the forecasted 2016 results utilized in the previous goodwill assessment performed in the third quarter of 2015. Our expectation for continued profitability in 2016 was driven by our expectation that our internally estimated gains in market share experienced throughout 2015 would continue and the increased fixed cost absorption would maintain profitability levels.

As a result of the Registrant’s analysis, it was determined that no triggering events arose during the fourth quarter of 2015 which would indicate that the fair value of the D&I reporting unit was more likely than not less than its carrying value.

5.
Please disclose in future filings the percentage by which the fair value of the D&I reporting unit exceeded its carrying value as of the date of your most recent goodwill impairment test. Please provide us your revised disclosures for your year ended December 31, 2015.

Response: The Registrant respectfully notes the Staff’s comment regarding the percentage by which the fair value of the D&I reporting unit exceeded its carrying value as of the most recent goodwill impairment test during the third quarter ended September 30, 2015. In future filings, the Registrant will include the excess amount as outlined in the below example:
“…We updated our internal business outlook of the D&I reporting unit to consider the current economic environment that affects our operations. As part of the first step of goodwill impairment testing, we updated our assessment of our future cash flows, applying expected long-term growth rates, discount rates, and terminal values that we consider reasonable. We calculated a present value of the cash flows to arrive at an estimate of fair value under the income approach, and then used the market approach to corroborate this value. As a result of these estimates, we determined that there was no impairment of goodwill, as the fair value of the D&I reporting unit exceeded its carrying value by approximately 43%.”
The Registrant respectfully notes that, as disclosed in Footnote 11 of its most recent Form 10-Q, as a result of the change in conditions experienced in the first quarter ended March 31, 2016, and the resulting decline in the estimated fair value of D&I, the Partnership recognized a goodwill impairment of $33.7 million during the quarter.
* - * - * - * - * - *
In addition to the responses to the Staff comments above, the Registrant acknowledges in writing, per the request of the Staff, the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 980-6220.
Very truly yours,
HI-CRUSH PARTNERS LP
By:        /s/ Laura C. Fulton, Chief Financial Officer

cc:        Robert E. Rasmus, Chief Executive Officer
Mark C. Skolos, General Counsel